Exhibit 12.1

SL Green Realty Corp.
Ratio of Earnings to Fixed Charge & Preferred Stock Dividends

	Nine Months	Nine Months	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	30-Sep-09	30-Sep-08	31-Dec-08	31-Dec-07	31-Dec-06	31-Dec-05	31-Dec-04

Earnings

Income (loss) from continuing operations	$21,556	$50,360	$35,884	$73,355	$51,218	$37,364	$23,974
Add: JV cash distributions	55,521	506,709	525,372	128,305	112,540	200,857	193,144
Interest	184,450	222,990	298,108	263,663	94,799	75,819	61,197
Amortization of loan costs expensed	5,981	4,770	6,436	15,893	4,424	4,461	3,274
Portion of rent expense representative of interest	18,043	18,322	24,346	23,276	17,850	16,915	12,788

Total earnings	$285,552	$803,151	$890,147	$504,492	$280,831	$335,416	$294,377

Fixed Charges and Preferred Stock Dividends

Interest	$184,450	$222,990	$298,108	$263,663	$94,799	$75,819	$61,197
Preferred stock dividends	14,906	14,906	19,875	19,875	19,875	19,875	16,258
Interest capitalized	(98)	397	(179)	5,118	8,529	6,849	433
Portion of rent expense representative of interest	18,043	18,322	24,346	23,276	17,850	16,915	12,788
Amortization of loan costs expensed	5,981	4,770	6,436	15,893	4,424	4,461	3,274

Total Fixed Charges and Preferred Stock Dividends	$223,283	$261,385	$348,587	$327,825	$145,477	$123,919	$93,950

Ratio of earnings to combined fixed charges and preferred stock dividends	1.28	3.07	2.55	1.54	1.93	2.71	3.13